Exhibit 3.2

ARTICLES SUPPLEMENTARY

OF

JERNIGAN CAPITAL, INC.

DESIGNATING THE RIGHTS AND PREFERENCES

OF THE

7.00% SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK

Pursuant to Section 2-208 of the Maryland General Corporation Law (as amended, supplemented or restated from time to time, the “MGCL”), Jernigan Capital, Inc., a corporation organized and existing under the laws of the state of Maryland (the “Corporation”), does hereby certify to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: Article VI of the Articles of Amendment and Restatement of the Corporation (which, as amended and supplemented from time to time, together with these Articles Supplementary, is referred to herein as the “Charter”), as filed with the SDAT, authorizes the issuance of 600,000,000 shares of capital stock of the Corporation, consisting of 500,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”), and 100,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Stock”). The Board of Directors of the Corporation (the “Board”), by duly adopted resolutions, and pursuant to authority vested by the Board, has previously classified and designated the issuance of 300,000 shares of Preferred Stock as the Corporation’s Series A Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”). The Charter expressly authorizes the Board to classify any unissued shares of Preferred Stock from time to time into one or more classes or series of stock and to set the number of shares constituting such series and the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption of the shares of Preferred Stock constituting such series.

SECOND: Pursuant to the authority expressed in Article VI of the Charter, the Board by duly adopted resolutions, and pursuant to authority vested by the Board, the Pricing Committee of the Board, by duly adopted resolutions, classified and designated 1,725,000 authorized but unissued shares of Preferred Stock as shares of 7.00% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall be incorporated into Article VI thereof by reference or added to the text thereof with any necessary or appropriate renumbering or relettering of the sections or subsections hereof. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Charter, excluding the Articles Supplementary governing the terms of the Series A Preferred Stock.

(a) Designation and Amount. There shall be a series of Preferred Stock designated as the “7.00% Series B Cumulative Redeemable Perpetual Preferred Stock” (the “Series B Preferred Stock”). The number of shares authorized to be Series B Preferred Stock is 1,725,000. The Corporation shall not have the authority to issue fractional shares of Series B Preferred Stock.

(b) Maturity. The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

(c) Ranking. The Series B Preferred Stock will, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a “Liquidation Event”), rank (a) senior to the Common Stock and to any other class or series of capital stock of the Corporation, now or hereafter issued and outstanding, the terms of which provide that such class or series of capital stock ranks, as to dividend payments and the distribution of assets upon a Liquidation Event, junior to such Series B Preferred Stock (the “Junior Equity Securities”); (b) on parity with the Series A Preferred Stock and any other class or series of capital stock of the Corporation, now or hereafter issued and outstanding, the terms of which provide that such class or series of capital stock ranks, as to dividend payments and the distribution of assets upon a Liquidation Event, on parity with such Series B Preferred Stock (the “Parity Equity Securities”); (c) junior to any class or series of capital stock of the Corporation issued by the Corporation with terms specifically providing that such class or series of capital stock ranks senior to the Series B Preferred Stock with respect to rights of dividend payments and the distribution of assets upon a Liquidation Event (“Senior Equity Securities”); and (d) junior to the Corporation’s existing and future indebtedness. For the avoidance of doubt, the term “capital stock” does not include convertible debt securities, which debt securities would rank senior to the Series B Preferred Stock.

(d) Dividends.

(1) Dividends on each outstanding share of Series B Preferred Stock shall be cumulative from and including January 26, 2018 (the “Original Issue Date”) and shall be payable (i) for the period from the Original Issue Date to, but excluding, the Business Day (as defined herein) immediately preceding April 15, 2018, in the amount of $0.37431 per share to holders of record as of the Business Day immediately succeeding April 1, 2018, and (ii) for each quarterly distribution period thereafter, quarterly in equal amounts in arrears on the fifteenth (15th) day of each January, April, July and October, commencing on July 15, 2018 (each such day being hereinafter called a “Series B Dividend Payment Date”), at the then applicable annual rate; provided, however, that if any Series B Dividend Payment Date falls on any day other than a Business Day (as defined herein), the dividend that would otherwise have been payable on such Series B Dividend Payment Date shall be paid on the immediately preceding Business Day with the same force and effect as if paid on such Series B Dividend Payment Date; provided further, that no holder of any shares of Series B Preferred Stock shall be entitled to receive any dividends paid or payable on the Series B Preferred Stock with a Series B Dividend Payment Date before the date such shares of Series B Preferred Stock are issued. Each dividend is payable to holders of record as they appear on the stock ledgers of the Corporation at 5:00 p.m., New York City time, on the record date, which shall be the first (1st) day of January, April, July and October immediately preceding the applicable Series B Dividend Payment Date; provided that, if such record date is not a Business Day, the record date shall be the immediately succeeding Business Day (each such date, a “Record Date”). Dividends shall accrue and be cumulative from the most recent Series B Dividend Payment Date to which dividends have been paid (a “Prior Dividend Payment Date”) (or if no Prior Dividend Payment Date, from the Original Issue Date) to, but excluding, the next Series B Dividend Payment Date, to holders of record as of 5:00 p.m., New York City time, on the related Record Date, whether or not the terms and provisions set forth in Section (d)(3) hereof at any time prohibit the current payment of dividends, whether or not in any such dividend period or periods there shall be funds legally available for the payment of such dividends, whether or not the Corporation has earnings or whether or not such dividends are authorized. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock that may be in arrears. Holders of the Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends, as herein provided, on the Series B Preferred Stock. Dividends payable on the Series B Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a three hundred sixty (360) day year consisting of twelve (12) thirty (30) day months. Dividends payable on the Series B Preferred Stock for each full dividend period will be computed by dividing the applicable annual dividend rate by four. After full cumulative distributions on the Series B Preferred Stock have been paid or declared and funds therefor set aside for payment with respect to a dividend period, the holders of Series B Preferred Stock will not be entitled to any further distributions with respect to that dividend period.

(2) On and after the Original Issue Date, holders of the then outstanding Series B Preferred Stock shall be entitled to receive, when, as and if authorized by the Board and declared by the Corporation, out of funds legally available for payment of dividends, cumulative cash dividends at the rate of 7.00% per annum on the $25.00 liquidation preference of each share of Series B Preferred Stock (equivalent to $1.75 per annum per share).

(3) The Board shall not authorize, and the Corporation shall not declare or pay or set apart for payment, any dividends on the Series B Preferred Stock at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to the Corporation’s indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(4) If, for any taxable year, the Corporation elects to designate as a “capital gain dividend” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the “Code”)) any portion (the “Capital Gains Amount”) of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of the Corporation’s capital stock (the “Total Dividends”), then, except as otherwise required by applicable law, that portion of the Capital Gains Amount that shall be allocable to the holders of Series B Preferred Stock shall be in proportion to the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series B Preferred Stock for the year bears to the Total Dividends. Except as otherwise required by applicable law, the Corporation will make a similar allocation with respect to any undistributed long-term capital gains of the Corporation which are to be included in its stockholders’ long-term capital gains, based on the allocation of the Capital Gains Amount which would have resulted if such undistributed long-term capital gains had been distributed as “capital gains dividends” by the Corporation to its stockholders.

(5) So long as any shares of Series B Preferred Stock are outstanding, the Board shall not authorize, and the Corporation shall not declare or pay or set apart for payment, except as described in the immediately following sentence, any dividends on any series or class or classes of Parity Equity Securities, including the Series A Preferred Stock, for any period unless full cumulative dividends have been declared and paid or are contemporaneously declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series B Preferred Stock for all prior dividend periods. When dividends are not paid in full or a sum sufficient for such payment is not set apart on the Series B Preferred Stock and any shares of Parity Equity Securities, all dividends authorized and declared upon the Series B Preferred Stock and all dividends authorized and declared upon any other series or class or classes of Parity Equity Securities, including the Series A Preferred Stock, shall be authorized and declared ratably in proportion to the respective amounts of dividends accrued and unpaid on the Series B Preferred Stock and such Parity Equity Securities, including the Series A Preferred Stock.

(6) So long as any shares of Series B Preferred Stock are outstanding, the Board shall not authorize and declare, and the Corporation shall not pay or set apart for payment, any dividends or other distribution upon Junior Equity Securities, nor shall any Junior Equity Securities or Parity Equity Securities be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of shares of Common Stock made for purposes of and in compliance with requirements of an employee incentive or benefit plan of the Corporation or any subsidiary, or a conversion into or exchange for Junior Equity Securities or redemptions for the purpose of preserving the Corporation’s qualification as a real estate investment trust (a “REIT”)), for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation, directly or indirectly (except by conversion into or exchange for Junior Equity Securities), unless in each case all cumulative dividends on all outstanding Series B Preferred Stock shall have been paid or set apart for payment for all past dividend periods.

(7) Any dividend payment made on the Series B Preferred Stock, including any Capital Gains Amounts, shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

(8) As used herein, the term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

(9) As used herein, the term “dividend” does not include dividends payable solely in Junior Equity Securities on Junior Equity Securities, or in options, warrants or rights to holders of Junior Equity Securities to subscribe for or purchase any Junior Equity Securities.

(e) Liquidation Preference.

(1) In the event of any Liquidation Event, before any payment or distribution of the assets of the Corporation shall be made to or set apart for the holders of Junior Equity Securities, the holders of the Series B Preferred Stock shall be entitled to receive (i) a liquidating distribution in the amount of $25.00 per share, plus (ii) an amount per share of Series B Preferred Stock equal to all dividends (whether or not authorized or declared) accrued and unpaid thereon to, but excluding, the date of final distribution to such holders (the “Liquidation Preference”). Such holders of the Series B Preferred Stock shall not be entitled to any further payment.

(2) If, upon any Liquidation Event, the assets of the Corporation, or proceeds thereof, distributable among the holders of the Series B Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other Parity Equity Securities, including the Series A Preferred Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of such Series B Preferred Stock and any such other Parity Equity Securities, including the Series A Preferred Stock, ratably in accordance with the respective amounts that would be payable on such Series B Preferred Stock and any such other Parity Equity Securities, including the Series A Preferred Stock, if all amounts payable thereon were paid in full. For the purposes of this paragraph (e), none of (i) a consolidation or merger of the Corporation with one or more other entities, (ii) a statutory share exchange or (iii) a voluntary sale, transfer or conveyance of all or substantially all of the Corporation’s assets, properties or business shall be deemed to be a Liquidation Event of the Corporation.

(3) Subject to the rights of the holders of Parity Equity Securities, including the Series A Preferred Stock, upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of the Series B Preferred Stock, as provided in this paragraph (e), any series or class or classes of Junior Equity Securities shall, subject to any respective terms and provisions applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B Preferred Stock shall not be entitled to share therein.

(4) Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than thirty (30) nor more than sixty (60) days prior to the payment date stated therein, to each record holder of the Series B Preferred Stock at the respective addresses of such holders as the same shall appear on the share transfer records of the Corporation.

(5) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of capital stock of the Corporation or otherwise, is permitted under the MGCL, amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series B Preferred Stock shall not be added to the Corporation’s total liabilities.

(f) Redemption. The shares of Series B Preferred Stock are not redeemable except as provided in this paragraph (f).

(1) Redemption at the Option of the Corporation. (i) Except as otherwise permitted by the Charter and paragraph (f) hereof, the Corporation may not redeem the Series B Preferred Stock until on or after January 26, 2023 except in limited circumstances relating to the Corporation maintaining its qualification as a REIT as set forth in Article VII of the Charter and pursuant to the Special Redemption Right (as defined herein). At any time on or after January 26, 2023, the Corporation, at its option, upon giving notice as provided below, may redeem some or all of the Series B Preferred Stock from time to time, at any time, for cash at a redemption price equal to the Liquidation Preference (the “Regular Redemption Right”).

(ii) The following provisions set forth the procedures for redemption pursuant to the Regular Redemption Right:

(A) A notice of redemption (which may be contingent upon the occurrence of a future event) shall be mailed, postage prepaid, not less than thirty (30) days nor more than sixty (60) days prior to the redemption date, addressed to the holders of record of the Series B Preferred Stock at their addresses as they appear on the Corporation’s stock transfer records (provided that, if the shares of Series B Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”), the Corporation may give such notice in any manner permitted by DTC). A failure to give such notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings for the redemption of any Series B Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Series B Preferred Stock may be listed for trading, each notice shall state: (1) the redemption date; (2) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where the certificates, if any, representing the shares of Series B Preferred Stock are to be surrendered for payment of the redemption price. In the case of any redemption of only part of the Series B Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata.

(B) Upon any redemption of shares of Series B Preferred Stock, the Corporation shall pay any accrued and unpaid dividends in arrears for any dividend period ending on or prior to the redemption date; provided, however, if a redemption date falls after a Record Date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Dividend Payment Date, then each holder of the Series B Preferred Stock at the close of business on such Record Date shall be entitled to the dividend payable on such Series B Preferred Stock on the corresponding Series B Dividend Payment Date notwithstanding the redemption of such Series B Preferred Stock before such Series B Dividend Payment Date. Except as provided above, the Corporation shall make no payment or allowance for accrued and unpaid dividends, whether or not in arrears, on any Series B Preferred Stock called for redemption.

(C) If full cumulative dividends on the Series B Preferred Stock have not been paid or declared and set apart for payment for all past dividend periods, except as otherwise permitted under the Charter, the Corporation may not (i) redeem any shares of Series B Preferred Stock unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed or (ii) purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies be paid to or be made available for a sinking fund for the redemption of, any shares of Series B Preferred Stock, other than in exchange for Junior Equity Securities; provided, however, that the foregoing shall not prevent the redemption or purchase by the Corporation of shares of Series B Preferred Stock pursuant to Article VII of the Charter in order to ensure that the Corporation remains qualified as a REIT or the purchase or acquisition of shares of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Stock.

(D) On and after the date fixed for redemption, provided that the Corporation has made available at the office of the registrar and transfer agent a sufficient amount of cash to effect the redemption, dividends shall cease to accrue on any shares of Series B Preferred Stock called for redemption (except that, in the case of a redemption date that falls after a Record Date and prior to the related Series B Dividend Payment Date, holders of Series B Preferred Stock on the applicable Record Date will be entitled on such Series B Dividend Payment Date to receive the dividend payable on such shares on the corresponding Series B Dividend Payment Date), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as holders of Series B Preferred Stock shall cease except the right to receive the cash payable upon such redemption, without interest from the date of such redemption.

(E)  Subject to applicable law and the limitation on purchases when distributions on the Series B Preferred Stock are in arrears, the Corporation may, at any time and from time to time, purchase any shares of Series B Preferred Stock in the open market, by tender or by private agreement.

(2) Special Redemption Right Upon a Change of Control. (i) Upon the occurrence of a Change of Control (as defined herein), the Corporation shall have the option, upon giving notice to the holders of the Series B Preferred Stock as provided below, to redeem all or any part of the Series B Preferred Stock at any time within one hundred twenty (120) days after the date on which the Change of Control has occurred (the “Special Redemption Right”), for cash equal to the Liquidation Preference, to, but excluding, the redemption date (the “Special Redemption Price”). If, prior to the Change of Control Conversion Date (as defined herein), the Corporation exercises its Regular Redemption Right or Special Redemption Right in connection with a Change of Control, holders of Series B Preferred Stock shall not be permitted to exercise their Change of Control Conversion Right (as defined herein) with respect to any shares of Series B Preferred Stock called for redemption.

A “Change of Control” shall be deemed to have occurred at such time after the Original Issue Date when the following have occurred and are continuing:

(A) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of securities of the Corporation entitling that person to exercise more than fifty percent (50%) of the total voting power of all shares of the Corporation entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(B) following the closing of any transaction referred to in clause (A) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE MKT or the NASDAQ Stock Market (“NASDAQ”), or listed on an exchange that is a successor to the NYSE, NYSE MKT or NASDAQ.

(ii) The following provisions set forth the procedures for redemption pursuant to the Special Redemption Right:

(A) A notice of redemption shall be mailed, postage prepaid, not less than thirty (30) nor more than sixty (60) days prior to the redemption date, addressed to the holders of record of the Series B Preferred Stock at their addresses as they appear on the Corporation’s stock transfer records. A failure to give such notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings for the redemption of any Series B Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Series B Preferred Stock may be listed or admitted to trading, each notice shall state: (1) the redemption date; (2) the Special Redemption Price; (3) a statement setting forth the calculation of such Special Redemption Price in accordance with this paragraph (f)(2); (4) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (5) the place or places where the certificates, if any, representing the Series B Preferred Stock are to be surrendered for payment of the redemption price; (6) the procedures for surrendering noncertificated Series B Preferred Stock for payment of the redemption price; (7) that dividends on the Series B Preferred Stock to be redeemed will cease to accrue on such redemption date except as otherwise provided herein and unless the Corporation shall fail to pay the redemption price on such date; (8) that payment of the redemption price and any accrued and unpaid dividends will be made upon presentation and surrender of such Series B Preferred Stock; (9) that the Series B Preferred Stock are being redeemed pursuant to the Special Redemption Right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; and (10) that the holders of the Series B Preferred Stock to which the notice relates will not be able to tender such shares of Series B Preferred Stock for conversion in connection with the Change of Control and each share of Series B Preferred Stock tendered for conversion that is selected, prior to the Change of Control Conversion Date (as defined herein), for redemption shall be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date. In the case of any redemption of only part of the Series B Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata.

(B) Upon the redemption of the Series B Preferred Stock, the Corporation shall pay any accrued and unpaid dividends in arrears for any dividend period ending on or prior to the redemption date; provided, however, if the redemption date falls after a Record Date and prior to the corresponding Series B Dividend Payment Date, then each holder of the Series B Preferred Stock at the close of business on such Record Date shall be entitled to the dividend payable on such Series B Preferred Stock on the corresponding Series B Dividend Payment Date notwithstanding the redemption of such Series B Preferred Stock before such Series B Dividend Payment Date. Except as provided above, the Corporation shall make no payment or allowance for accrued and unpaid dividends, whether or not in arrears, on any Series B Preferred Stock called for redemption.

(C) If full cumulative dividends on the Series B Preferred Stock have not been paid or declared and set apart for payment for all past dividend periods, except as otherwise permitted under the Charter, the Corporation may not (i) redeem any shares of Series B Preferred Stock unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed or (ii) purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies be paid to or be made available for a sinking fund for the redemption of, any shares of Series B Preferred Stock, other than in exchange for Junior Equity Securities; provided, however, that the foregoing shall not prevent the redemption or purchase by the Corporation of shares of Series B Preferred Stock pursuant to Article VII of the Charter in order to ensure that the Corporation remains qualified as a REIT or the purchase or acquisition of shares of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Stock.

(D) On and after the date fixed for redemption, provided that the Corporation has made available at the office of the registrar and transfer agent a sufficient amount of cash to effect the redemption, dividends shall cease to accrue on the shares of Series B Preferred Stock called for redemption (except that, in the case of a redemption date that falls after a Record Date and prior to the related Series B Dividend Payment Date, holders of Series B Preferred Stock on the applicable Record Date will be entitled on such Series B Dividend Payment Date to receive the dividend payable on such shares on the corresponding Series B Dividend Payment Date), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as holders of Series B Preferred Stock shall cease except the right to receive the cash payable upon such redemption, without interest, from the date of such redemption.

(c) Status of Redeemed Series B Preferred Stock. Any Series B Preferred Stock that shall at any time have been redeemed (whether pursuant to the Regular Redemption Right or the Special Redemption Right) shall, after such redemption, have the status of authorized but unissued Preferred Shares, without designation as to series until such shares are once more designated as part of a particular series by the Board.

(g) Limited Voting Rights. Except as otherwise set forth herein, the Series B Preferred Stock shall not have any relative, participating, optional or other voting rights or powers, and the consent of the holders thereof shall not be required for the taking of any action by the Corporation. In any matter in which the holders of Series B Preferred Stock are entitled to vote, each such holder shall have the right to one vote for each share of Series B Preferred Stock held by such holder; except that when shares of any other class or series of Preferred Stock shall have the right to vote with the Series B Preferred Stock as a single class on any matter, then the shares of Series B Preferred Stock and such other class or series shall have with respect to such matters one vote per $25.00 of stated liquidation preference. The holders of shares of Series B Preferred Stock shall have exclusive voting rights on any amendment to the Charter that would alter the contract rights, as expressly set forth in the Charter, of only the Series B Preferred Stock.

(1) Right to Elect Two Directors After Extended Dividend Arrearages. (i) If and whenever six (6) or more quarterly dividends (whether or not consecutive) payable on the Series B Preferred Stock are in arrears (whether or not authorized or declared), the number of directors then constituting the Board shall be increased by two, if not already increased by reason of similar types of provisions with respect to another series of Voting Preferred Stock (as defined herein), and the holders of Series B Preferred Stock, voting together as a single class with the holders of any other series of Parity Equity Securities (which excludes holders of Series A Preferred Stock, who are entitled to a separate class vote with respect to the election of separate Series A Preferred Stock directors) upon which like voting rights have been conferred and are exercisable (any such other series, the “Voting Preferred Stock,” which, for the avoidance of doubt, excludes the Series A Preferred Stock), shall have the right to elect two (2) additional directors (each, a “Preferred Stock Director”) at a special meeting of stockholders called upon the request of holders at least ten percent (10%) of the outstanding shares of Series B Preferred Stock or the holders of at least ten percent (10%) of outstanding shares of any such other class or series of Voting Preferred Stock, or at the Corporation’s next annual meeting and at each subsequent annual meeting of stockholders until all accrued and unpaid dividends with respect to the Series B Preferred Stock have been paid. Whenever all dividend arrearages on the Series B Preferred Stock then outstanding have been paid and full dividends on the Series B Preferred Stock for the then current quarterly dividend period have been paid in full, then the right of the holders of the Series B Preferred Stock to elect two (2) Preferred Stock Directors will cease and, if all accrued dividends have been paid in full on all series of Voting Preferred Stock, the terms of office of the Preferred Stock Directors shall terminate immediately and the number of directors shall be reduced accordingly; provided, however, the right of the holders of the Series B Preferred Stock to elect the additional directors will again vest if and whenever six (6) quarterly dividends are in arrears, as described above.

(ii) A Preferred Stock Director shall be elected by a vote of holders of a majority of the outstanding shares of Series B Preferred Stock and Voting Preferred Stock (voting together as a single class). Any of the Preferred Stock Directors elected by holders of the Series B Preferred Stock and Voting Preferred Stock may be removed at any time with or without cause by the vote of, and may not be removed otherwise than by the vote of, the holders of a majority of the outstanding shares of Series B Preferred Stock and Voting Preferred Stock (voting together as a single class). So long as a dividend arrearage continues, any vacancy in the office of any Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding shares of Series B Preferred Stock and Voting Preferred Stock (voting together as a single class). In no event shall the holders of Series B Preferred Stock be entitled pursuant to these voting rights to elect a director that would cause the Corporation to fail to satisfy a requirement relating to director independence of any national securities exchange on which any class or series of the Corporation’s shares are listed.

(iii) Special meetings pursuant to this paragraph (g)(1) shall be in accordance with the procedures for “Special Meetings of Stockholders” in the Corporation’s bylaws; except that the Corporation, rather than the holders of Series B Preferred Stock, shall pay all costs and expenses of calling and holding such meeting, including without limitation, the costs of preparing and mailing or delivering notice of such meeting, of renting meeting space for such meeting to be held and of collecting and tabulating votes.

(iv) The provisions of this paragraph (g)(1) shall supersede anything inconsistent contained in the bylaws of the Corporation.

(2) Supermajority Voting Rights. So long as any shares of Series B Preferred Stock are outstanding, the approval of the holders of at least two-thirds (2/3) of the then outstanding shares of Series B Preferred Stock and Voting Preferred Stock, voting together as a single class, is required (i) to authorize, create or increase the number of authorized or issued shares of any class or series of Senior Equity Securities, or to reclassify any authorized capital stock of the Corporation into such Senior Equity Securities or to reclassify any of our authorized Equity Securities into such Senior Equity Securities, or to create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such Senior Equity Securities, or (ii) to amend, alter or repeal any provisions of the Charter (including these Articles Supplementary but not including the Articles Supplementary governing the Series A Preferred Stock, which may be amended solely as provided in such Articles Supplementary), whether by merger, consolidation or otherwise, to affect materially and adversely the voting powers, rights or preferences of the holders of the Series B Preferred Stock, unless in connection with any such amendment, alteration or repeal, the Series B Preferred Stock remains outstanding without the terms thereof being materially changed in any respect adverse to the holders thereof or is converted into or exchanged for preferred shares of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof that are substantially similar to those of the Series B Preferred Stock (provided that if such amendment affects materially and adversely the rights, preferences, privileges or voting powers of the Series B Preferred Stock and one or more but not all of the other series of Voting Preferred Stock, the consent of the holders of at least two-thirds (2/3) of the outstanding shares of the Series B Preferred Stock and each such series of Voting Preferred Stock so affected is required (voting together as a single class with the Series B Preferred Stock), as well as the consent of holders of a majority of the Series A Preferred Stock, who are entitled to a separate class vote to the extent such amendment materially and adversely alters or changes the rights, preferences, privileges or restrictions of the Series A Preferred Stock). However, the Corporation may create additional classes or series of Parity Equity Securities and Junior Equity Securities, increase the authorized number of Parity Equity Securities (including the Series B Preferred Stock) and Junior Equity Securities and issue additional classes and series of Parity Equity Securities and Junior Equity Securities without the consent of any holder of Series B Preferred Stock.

(3) Effect of Redemption Upon Voting Rights. The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

(h) Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act, and any shares of Series B Preferred Stock are outstanding, the Corporation will (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series B Preferred Stock, as their names and addresses appear in the record books of the Corporation and without cost to such holders, copies of the annual reports and quarterly reports that the Corporation would have been required to file with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any prospective holder of Series B Preferred Stock. The Corporation will mail (or otherwise provide) the information to the holders of Series B Preferred Stock within fifteen (15) days after the respective dates by which an annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, would be due if the Corporation were subject to Section 13 or 15(d) of the Exchange Act and was required to file such reports with the SEC, in each case, based on the dates on which the Corporation would be required to file such periodic reports if the Corporation were a “non-accelerated filer” within the meaning of the Exchange Act.

(i) Other Limitations; Ownership and Transfer. Shares of Series B Preferred Stock constitute capital stock of the Corporation and are governed by and issued subject to all the limitations, terms and conditions of the Charter applicable to capital stock generally, including but not limited to the terms and conditions (including exceptions and exemptions) of Article VII of the Charter applicable to capital stock but not including any provisions of the Articles Supplementary governing the Series A Preferred Stock. The foregoing sentence shall not be construed to limit the applicability to the Series B Preferred Stock of any other term or provision of the Charter other than the provisions of the Articles Supplementary governing the Series A Preferred Stock.

(j) Conversion upon a Change of Control. The shares of Series B Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this paragraph (j).

(1) Upon the occurrence of a Change of Control, each holder of Series B Preferred Stock shall have the right, subject to the Special Redemption Right or the Regular Redemption Right of the Corporation, to convert some or all of the Series B Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the relevant Change of Control Conversion Date (as defined herein) into a number of shares of Common Stock per share of Series B Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the liquidation preference amount of $25.00 per share of Series B Preferred Stock, plus (y) any accrued and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Record Date for which dividends have been declared and prior to the corresponding Series B Payment Date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum and such declared dividend will instead be paid, on such dividend payment date, to the holder of record of the Series B Preferred Stock to be converted as of 5:00 p.m. New York City time, on such Record Date) by (ii) the Stock Price (as defined herein) (such quotient, the “Conversion Rate”), and (B) 2.74876 (the “Share Cap”), subject to the following:

(i) The Share Cap shall be subject to pro rata adjustments for any stock splits (including those effected pursuant to a distribution of the shares of Common Stock), subdivisions or combinations (in each case, a “Stock Split”) with respect to the shares of Common Stock as follows: the adjusted Share Cap as the result of a Stock Split shall be the number of shares of Common Stock that is equivalent to the product of (i) the Share Cap in effect immediately prior to such Stock Split multiplied by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Stock Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Stock Split.

(ii) In the case of a Change of Control as a result of which holders of Common Stock are entitled to receive consideration other than solely shares of Common Stock, including other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for shares of Common Stock (the “Alternative Form Consideration”), a holder of Series B Preferred Stock shall be entitled thereafter to convert (subject to the Corporation’s Special Redemption Right) such shares of Series B Preferred Stock solely into the kind and amount of Alternative Form Consideration (and not into shares of Common Stock) which the holder of Series B Preferred Stock would have owned or been entitled to receive upon such Change of Control as if such holder of Series B Preferred Stock then held the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the “Conversion Consideration”).

(iii) If the holders of shares of Common Stock have the opportunity to elect the form of consideration to be received in such Change of Control, the Conversion Consideration shall be deemed to be the kind and amount of consideration actually received by holders of a majority of shares of Common Stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of shares of Common Stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of shares of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

(iv) As used herein, the term “Stock Price” shall mean (i) if the consideration to be received in the Change of Control by holders of the Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of the shares of Common Stock is other than solely cash, (x) the average of the closing price per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten (10) consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the shares of Common Stock are then traded, or (y) the average of the last quoted bid prices for the shares of Common Stock in the over-the-counter market as reported by OTC Markets Group, Inc. or similar organization for the ten (10) consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the shares of Common Stock are not then listed for trading on a U.S. securities exchange.

(2) Within fifteen (15) days following the occurrence of a Change of Control, the Corporation shall provide to holders of Series B Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right (the “Change of Control Notice”). A failure to give such Change of Control Notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings for the conversion of any Series B Preferred Stock except as to the holder to whom the Change of Control Notice was defective or not given. Each Change of Control Notice shall state the following: (A) the events constituting the Change of Control; (B) the date of the Change of Control; (C) the last date and time by which the holders of Series B Preferred Stock may exercise their Change of Control Conversion Right, which shall be the Change of Control Conversion Date; (D) the method and period for calculating the Stock Price; (E) the Change of Control Conversion Date; (F) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any portion of the Series B Preferred Stock, holders shall not be able to convert shares of Series B Preferred Stock designated for redemption and such shares shall be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right; (G) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series B Preferred Stock; (H) the name and address of the paying agent and the conversion agent; and (I) the procedures that the holders of Series B Preferred Stock must follow to exercise the Change of Control Conversion Right.

(3) The Corporation shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Corporation’s website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides a Change of Control Notice to the holders of Series B Preferred Stock.

(4) In order to exercise the Change of Control Conversion Right, a holder of Series B Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) or book entries representing the shares of Series B Preferred Stock to be converted, duly endorsed for transfer (if certificates are delivered), together with a completed written conversion notice, to the transfer agent. Such conversion notice shall state: (A) the relevant Change of Control Conversion Date; (B) the number of shares of Series B Preferred Stock to be converted; and (C) that the Series B Preferred Stock are to be converted pursuant to the applicable provisions of the Series B Preferred Stock. Notwithstanding the foregoing, if the shares of Series B Preferred Stock are held in global form, such notice shall comply with the applicable procedures of DTC. The “Change of Control Conversion Date” shall be a Business Day selected by the Corporation set forth in the Change of Control Notice that is no less than twenty (20) days nor more than thirty-five (35) days after the date on which the Corporation gives such notice.

(5) Holders of Series B Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Corporation’s transfer agent prior to 5:00 p.m. New York City time on the Business Day immediately preceding the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn shares of Series B Preferred Stock; (ii) if certificated shares of Series B Preferred Stock have been issued, the certificate numbers of the withdrawn shares of Series B Preferred Stock; and (iii) the number of shares of Series B Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the shares of Series B Preferred Stock are held in global form, the notice of withdrawal shall comply with the applicable DTC procedures.

(6) Shares of Series B Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date.

(7) In connection with the exercise of any Change of Control Conversion Right, the Corporation shall comply with all U.S. federal and state securities laws and stock exchange rules in connection with any conversion of Series B Preferred Stock into shares of Common Stock. Notwithstanding anything to the contrary contained herein, no holder of Series B Preferred Stock shall be entitled to convert such shares of Series B Preferred Stock for shares of Common Stock to the extent that receipt of such shares of Common Stock would (i) cause such holder (or any other person) to Beneficially Own or Constructively Own (each as such term is defined in Article VII of the Charter), Capital Stock in excess of the Stock Ownership Limit (as such term is defined in Article VII of the Charter) or (ii) otherwise cause the Corporation to fail to qualify as a REIT.

(8) No fractional shares of Common Stock shall be issued upon the conversion of the shares of Series B Preferred Stock and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. In lieu of fractional shares, holders of the Series B Preferred Stock shall be entitled to receive the cash value of such fractional shares based on the Stock Price.

(9) The Corporation will deliver all shares of Common Stock, cash (including, without limitation, cash in lieu of fractional shares of Common Stock) and any other property owing upon conversion no later than the Corporation’s fourth (4th) Business Day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of Common Stock or other securities delivered upon conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

(k) Record Holders. The Corporation and the transfer agent for the Series B Preferred Stock may deem and treat the record holder of any Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the transfer agent shall be affected by any notice to the contrary.

(l) Miscellaneous.

(1) Preemptive Rights. No holder of Series B Preferred Stock, as such, shall have any preemptive or preferential right to subscribe for or to purchase any additional shares of any class or series of capital stock of the Corporation or any securities convertible into or exercisable or exchangeable for shares of any class or series of capital stock of the Corporation.

(2) Tax Withholding. The Corporation may withhold from or pay on behalf of or with respect to each holder of Series B Preferred Stock any amount of U.S. federal, state, local or foreign taxes that the Corporation reasonably determines that it was or is required to withhold or pay with respect to any cash or property distributable, allocable or otherwise transferred to such holder pursuant to these Articles Supplementary, including, without limitation, any taxes required to be withheld or paid by the Corporation pursuant to Section 1441, 1442 or 1445 of the Code.

(3) Office or Agency. The Corporation will at all times maintain an office or agency in one of the 48 contiguous states of the United States of America where shares of Series B Preferred Stock may be surrendered for payment (including upon redemption), registration of transfer or exchange.

(4) Severability. If any preference, conversion or other right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series B Preferred Stock is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, then, to the extent permitted by law, all other preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption and other terms of the Series B Preferred Stock which can be given effect without the invalid, unlawful or unenforceable preference, conversion or other right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series B Preferred Stock shall remain in full force and effect and shall not be deemed dependent upon any other such preference, conversion or other right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series B Preferred Stock unless so expressed herein.

(5) Terms of the Series B Preferred Stock. All references to the “terms” of the Series B Preferred Stock (and all similar references) shall include all of the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends and other distributions, qualifications, terms and conditions of redemption and other terms and provisions set forth in paragraphs (a) through (l), inclusive, hereof.

THIRD: The Series B Preferred Stock has been classified and designated by the Board under the authority contained in the Charter.

FOURTH: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FIFTH: These Articles Supplementary shall become effective at the time the SDAT accepts these Articles Supplementary for record.

SIXTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chairman of the Board of Directors and Chief Executive Officer and attested to by its Senior Vice President, Chief Financial Officer and Treasurer on this 25th day of January, 2018.

ATTEST:	JERNIGAN CAPITAL, INC.

/s/ Kelly P. Luttrell	/s/ Dean Jernigan
Name: Kelly P. Luttrell	Name: Dean Jernigan
Title: Senior Vice President, Chief Financial Officer and Treasurer	Title: Chairman of the Board of Directors and Chief Executive Officer

[Signature Page to Series B Articles Supplementary]